EXHIBIT 99.32
                                                                   -------------

                          ADVANTAGE ENERGY INCOME FUND

                               INSTRUMENT OF PROXY
                  FOR ANNUAL AND SPECIAL MEETING OF UNITHOLDERS


       The undersigned holder ("Unitholder") of trust units ("Trust Units") of Advantage Energy Income Fund (the "Trust") hereby appoints of Kelly I. Drader, President and Chief Executive Officer, of Advantage Oil & Gas Ltd. ("AOG"), of the City of Calgary, in the Province of Alberta, or, failing him, Peter Hanrahan, Vice-President and Chief Financial Officer of AOG, of the City of Calgary, in the Province of Alberta, or instead of either of the foregoing, __________________________, as proxyholder of the undersigned, with full power of substitution, to attend and act and vote for and on behalf of the undersigned at the Annual and Special Meeting of the Unitholders of the Trust (the "Meeting"), to be held on April 27, 2005 and at any adjournment or adjournments thereof and on every ballot that may take place in consequence thereof to the same extent and with the same powers as if the undersigned were personally present at the Meeting with authority to vote at the said proxyholders' discretion, except as otherwise specified below. Without limiting the general powers hereby conferred, the undersigned hereby directs the said proxyholder to vote the Trust Units represented by this instrument of proxy in the following manner:

1. FOR |_| OR WITHHOLD FROM VOTING FOR |_| the appointment of Computershare Trust Company of Canada, as trustee of the Trust for the ensuing year;

2. FOR |_| OR WITHHOLD FROM VOTING FOR |_| the selection of six (6) of the eight (8) directors of AOG as specified in the Information Circular - Proxy Statement of the Trust dated March 1, 2005 (the "Information Circular - Proxy Statement");

3. FOR |_| OR WITHHOLD FROM VOTING FOR |_| the appointment of KPMG LLP, Chartered Accountants, as auditors of the Trust for the ensuing year;

4. FOR |_| OR AGAINST |_| the Trust Indenture Amendment Resolution approving amendments to the Trust Indenture as specified in the Information Circular - Proxy Statement;

5. FOR |_| OR AGAINST |_| the resolution set forth in the Information Circular approving the reservation and issuance of up to 1,500,000 trust units as payment (in lieu of cash) of the annual performance fee payable to or as directed by Advantage Investment Management Ltd., Manager of the Trust as specified in the Information Circular - Proxy Statement;

6. At the discretion of the said proxyholder, upon any amendment or variation of the above matters or any other matter that may properly be brought before the Meeting or any adjournment thereof, in such manner as such proxyholder, in his sole judgment may determine.

       THIS INSTRUMENT OF PROXY IS SOLICITED ON BEHALF OF THE MANAGEMENT OF THE TRUST. THE TRUST UNITS REPRESENTED BY THIS INSTRUMENT OF PROXY WILL BE VOTED AND, WHERE THE UNITHOLDER HAS SPECIFIED A CHOICE WITH RESPECT TO THE ABOVE MATTERS, WILL BE VOTED AS DIRECTED ABOVE OR, IF NO DIRECTION IS GIVEN, WILL BE VOTED IN FAVOUR OF THE ABOVE MATTERS. EACH UNITHOLDER HAS THE RIGHT TO APPOINT A PROXYHOLDER, OTHER THAN THE PERSONS DESIGNATED ABOVE, WHO NEED NOT BE A UNITHOLDER, TO ATTEND AND TO ACT FOR HIM AND ON HIS BEHALF AT THE MEETING. TO EXERCISE SUCH RIGHT, THE NAMES OF THE NOMINEES OF MANAGEMENT SHOULD BE CROSSED OUT AND THE NAME OF THE UNITHOLDER'S APPOINTEE SHOULD BE LEGIBLY PRINTED IN THE BLANK SPACE PROVIDED.

       The undersigned hereby revokes any proxies heretofore given.

       Dated this ____ day of ________________, 2005.



                                          -------------------------------------
                                          (signature of Unitholder)


                                          -------------------------------------
                                          (Name of Unitholder - please print)


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NOTES:

1. If the Unitholder is a corporation, its corporate seal must be affixed or it must be signed by an officer or attorney thereof duly authorized.

2. This form of proxy must be dated and the signature hereon should be exactly the same as the name in which the shares are registered.

3. Persons signing as executors, administrators, trustees, etc., should so indicate and give their full title as such.

4. This instrument of proxy will not be valid and not be acted upon or voted unless it is completed as outlined herein and delivered to the attention of Computershare Trust Company of Canada, Stock Transfer Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, not less than 24 hours before the time set for the holding of the Meeting or any adjournment thereof. A proxy is valid only at the Meeting in respect of which it is given or any adjournment(s) of that Meeting.